               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 Form 11-K
(Mark One)
            [ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2006

                                      OR
          [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

           For the transition period from             to
                                          -----------     ------------



                        Commission file number 0-23898

                   MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN

                            MITY ENTERPRISES, INC.
                             1301 West 400 North
                               Orem, Utah 84057

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements as of December 31, 2006 and
2005 and for the Year Ended December 31, 2006,
Supplemental Schedules as of and for the Year
Ended December 31, 2006, and Report of Independent
Registered Public Accounting Firm




MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN


TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December
   31, 2006 and 2005. . . . . . . . . . . . . . . . . . . . . . . . . .  4

 Statement of Changes in Net Assets Available for Benefits for
   the Year Ended December 31, 2006 . . . . . . . . . . . . . . . . . .  5

 Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . .  6

SUPPLEMENTAL SCHEDULES

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
  (Held at End of Year)as of December 31, 2006. . . . . . . . . . . . . 11

 Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable
  Transactions for the year ended December 31, 2006 . . . . . . . . . . 12

 Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant
  Contributions for the year ended December 31, 2006. . . . . . . . . . 13

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Mity-Lite, Inc. Employee Retirement Plan:
Orem, UT


We have audited the accompanying statements of net assets available for benefits of the Mity-Lite, Inc. Employee Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, (2) reportable transactions for the year ended December 31, 2006, and (3) delinquent participant contributions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
July 13, 2007

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

ASSETS                                          2006               2005
                                            ------------       ------------
INVESTMENTS, At fair value
   Equity securities                          $  719,837         $  804,121
   Mutual funds                                2,829,401          2,083,105
   Money market                                  251,025            337,228
   Participant loans                             122,478            121,237
                                            ------------       ------------
      Total investments                        3,922,741          3,345,691

RECEIVABLES:
   Employer contributions                         94,266            110,319
   Employee contributions                         23,935             20,097
                                            ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS             $4,040,942         $3,476,107
                                            ============       ============


See notes to financial statements.

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006


INCREASES:
 Investment income:
   Interest and dividends                          $  186,467
   Net appreciation in fair value of investments      170,287
                                                 ------------
       Total investment income                        356,754
                                                 ------------
 Contributions:
   Employer                                           137,066
   Employee                                           309,978
                                                 ------------
       Total contributions                            447,044
                                                 ------------
       Total increases                                803,798
                                                 ------------

DECREASES:
 Distributions to participants                        214,810
 Administrative expenses                               24,153
                                                 ------------
       Total decreases                                238,963
                                                 ------------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS     564,835

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                  3,476,107
                                                 ------------
 End of year                                       $4,040,942
                                                 ============


See notes to financial statements.

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED
DECEMBER 31, 2006

1.  DESCRIPTION OF THE PLAN

The following brief description of the Mity-Lite, Inc. (the "Company" and "Plan Sponsor") Employee Retirement Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code for substantially all employees of the Company, who are 21 years of age or older and who have completed six months of eligible service, working at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

PLAN AND TRUST ADMINISTRATION - The administration of the Plan is the responsibility of Company management. At the beginning of the year, the assets of the Plan were maintained in a trust fund administered under a trust agreement with Central Bank. In October 2006, the assets of the Plan were transferred to a new trust fund administered under a trust agreement with Rocky Mountain Employee Benefits, Inc. (the "Plan Administrator").

CONTRIBUTIONS - Participants may elect to make contributions to the Plan of up to a maximum 15% of the participants' wages, including bonuses and overtime,subject to certain Internal Revenue Code ("IRC") limitations. The Company makes a matching contribution of 25% of the participants' contributions up to a maximum of 3% of the participants' wages, including bonuses and overtime. In addition, the Company provides for a discretionary matching contribution. The discretionary contribution was $94,266 for the year ended December 31, 2006. The Plan's assets are held in trust in pooled investment accounts and invested as elected by the participant under twenty-two options.

PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of the Company's discretionary contribution and Plan earnings. Each participant's account is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

INVESTMENTS - Participants direct the investment of contributions into various investment options offered by the Plan. The plan currently offers twenty mutual funds, one money market account, and MITY Enterprises, Inc. ("MITY") common stock as investment options for participants.

VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company matching and discretionary contributions, plus earnings thereon, is based on years of continuous service. A participant vests 20% after two years of service, 20% per year for each succeeding year, and becomes 100% vested after six years of credited service. Forfeiture amounts from terminated employees are used to pay Plan administrative expenses. Any remaining forfeiture amounts are used to reduce employer contributions.

PAYMENT OF BENEFITS - Payment of benefits of a participant's account balance are made upon retirement or at age 59-1/2, except in the event of death, disability, or termination. The amount of withdrawal and forfeiture is made in accordance with the Plan's vesting schedule. Subject to the provisions of the Plan, a participant may elect to receive any amount to which he or she is entitled under the Plan in the form of a lump sum, single life annuity, joint and survivor annuity, or in periodic payments distributed on a monthly, quarterly, semi-annual, or annual basis.

INCOME TAX STATUS - The Plan's administrator has received a favorable determination letter from the Internal Revenue Service dated August 30, 2001, for the prototype plan after which this plan is modeled. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan Sponsor believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Sponsor believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at one percent over prime at the time funds are borrowed. Principal and interest is paid ratably over periods up to 60 months through payroll deductions.

FORFEITED ACCOUNTS - At December 31, 2006 and 2005, forfeited nonvested accounts totaled $4,778 and $7,935, respectively. These amounts were used to offset the contract administrator fees with any remaining amount used as an additional match to participants' contributions.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

INVESTMENTS - Investments in mutual funds and MITY stock are carried at fair value based upon quoted market prices. Participant loans are carried at cost, which approximates fair value. Unrealized appreciation or depreciation is determined based on the fair value of investments at the beginning of the Plan year and is recorded in the statement of changes in net assets available for benefits. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

BENEFIT-RESPONSIVE INVESTMENT CONTRACTS - As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust in the Gartmore Morley Stable Value ("GMSV") Fund. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust. The Plan's management has recorded the investment contract at fair value as it approximates contract value. The weighted average yield of the underlying investments in the GMSV Fund for the year ended December 31, 2006 is 5.3%.

RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution. As of December 31, 2006 and 2005, there were no unpaid benefits for terminated employees.

PLAN EXPENSES - Administrative costs for the year ended December 31, 2006 were $24,153. Costs paid by the Company on behalf of the Plan were not significant during the year ended December 31, 2006.


3.  INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005 are as follows:

FAIR VALUE OF ASSETS                             2006              2005
                                             ------------      ------------
Equity securities - MITY common stock          $ 719,837         $ 804,121
Mutual funds:
 Neuberger Berman High Income Fund               208,239           210,948
 Fidelity Dividend Growth Fund                   242,320           233,822
 C&B Mid Cap Value Fund                          238,304           234,094
 Calamos Growth A Fund                           208,491           206,857
 Oakmark Fund                                    210,655           124,015
 RS Partners Fund                                314,956           234,697
 Julius Baer International Fund                  281,125           188,725
Money market:
 Central Bank Money Market Fund                     -              337,228
 Fidelity Money Market Fund                      251,025              -


For the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity securities - MITY common stock                      $   4,159
Mutual funds                                                 166,128
                                                        ------------
 Net appreciation in fair value of investments             $ 170,287
                                                        ============

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the Plan for the investment management services were $24,153 for the year ended December 31, 2006. The money market investment option offered by the Plan during the first part of the year was managed by the former plan administrator.


5.  NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted $227,322 in various participant contributions over 2006 later than required by the Department of Labor ("D.O.L.") Regulation 2510.3-
102. The Company has represented that they will then file Form 5330 with the Internal Revenue Service and pay the required excise tax on the prohibited transactions. In addition, the Company has represented that the participant accounts will be credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.


6.  RELATED-PARTY TRANSACTIONS

At December 31, 2006 and 2005, the Plan held 40,215 and 45,125 shares, respectively, of common stock of MITY with a fair value of $719,837 and $804,121, respectively.


7.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.


8.  SUBSEQUENT EVENT

On May 2, 2007, MITY announced that it had entered into an Agreement and Plan of Merger ("the Merger Agreement") dated as of May 2, 2007 with MLE Holdings, Inc. (Parent) and FP Merger Sub, Inc. (Merger Sub), a wholly owned subsidiary of Parent. Parent is an affiliate of Sorenson Capital Partners L.P. and Peterson Partners LP. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into MITY, with MITY as the surviving corporation of the merger (the Merger). At the effective time of the Merger, each share of common stock of MITY then outstanding, other than those held by any wholly-owned subsidiary of MITY and those owned by Parent or Merger Sub, and other than those with respect to which dissenters' rights are properly exercised, will be converted into the right to receive $21.50 per share in cash, without interest (the Merger Consideration) and each option to purchase common stock of MITY then outstanding will be cancelled and option holders will receive the excess, if any, of the Merger consideration over the option exercise price for each share subject to the option, less any applicable withholding taxes. Upon consummation of the Merger, it is anticipated that the Plan will continue to be maintained and offered as a benefit to the Company's employees.

The Board of Directors of MITY unanimously approved the Merger Agreement, the Merger and the transactions contemplated thereby. On June 26, 2007, the shareholders of MITY approved the merger. Completion of the transaction remains subject to other customary closing conditions. Consummation of the Merger is not subject to a financing condition.

Upon the closing of the transaction, all participants who currently have MITY stock as an investment will receive the merger consideration in cash. This consideration will be allocated according to the participants' revised investment allocations. Upon consummation of the merger, MITY stock will no longer be an investment option of the Plan.

                                 * * * * * *

MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

                                  DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE
                                 RATE OF INTEREST, COLLATERAL,       CURRENT
ASSET DESCRIPTION                   PAR, OR MATURITY VALUE            VALUE
---------------------------      -----------------------------    ------------
MITY common stock*                        40,215 shares            $ 719,837
Fidelity Money Market Fund               251,025 shares              251,025
PIMCO Total Return Fund                   15,322 shares              159,047
Neuberger Berman High Income Fund         22,635 shares              208,239
Fidelity Dividend Growth Fund              7,649 shares              242,320
Oakmark Fund                               4,587 shares              210,655
Marisco Focus Fund                         8,977 shares              173,164
C&B Mid Cap Value Fund                    10,720 shares              238,304
Calamos Growth A Fund                      3,868 shares              208,491
Wasatch Small Cap Value Fund              26,590 shares              133,214
RS Partners Fund                           8,986 shares              314,956
FBR Small Cap Fund                         1,259 shares               67,815
Oakmark International Fund                 7,656 shares              194,842
Julius Baer International Fund             6,657 shares              281,125
PIMCO Real Return Fund                     3,956 shares               42,130
PIMCO Emerging Markets Bond Fund           2,176 shares               24,048
MainStay ICAP Select Equity I Fund         2,025 shares               84,295
RS Global Natural Resources Fund           1,142 shares               35,222
Wasatch Small Cap Growth Fund                680 shares               25,067
William Blair Intl Growth Fund             1,245 shares               34,481
Oakmark Select Fund                        2,000 shares               66,959
Gartmore Morley Stable Value Fund**        4,230 shares               85,027
Participant loans*                24 loans with interest rates
                                  ranging from 5.00% to 9.25%
                                  due over periods of up to 60
                                  months                             122,478
                                                                  ----------
Total investments                                                 $3,922,741
                                                                  ==========

* Party-in-interest

** Represents a fully benefit-responsive investment contract


MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2006
                                                                                        CURRENT
                DESCRIPTION OF                                       EXPENSE            VALUE OF
                ASSET (INCLUDE                                       INCURRED           ASSET ON   NET
                INTEREST RATE                               # OF      WITH               TRANS-    GAIN
IDENTITY OF     AND MATURITY IN  PURCHASE  SELLING  LEASE   TRANS-    TRANS-   COST OF   ACTION     OR
PARTY INVOLVED  CASE OF A LOAN)    PRICE    PRICE   RENTAL  ACTIONS   ACTION    ASSET     DATE     LOSS
--------------  ---------------  --------  -------  ------  -------  --------  -------- --------- ------
CENTRAL BANK
 MONEY MARKET
 FUND           294,177 shares      --    $294,177    --      1          --   $294,177   $294,177   --

FIDELITY
 MONEY
 MARKET
 FUND           294,177 shares  $294,177     --       --      1          --   $294,177   $294,177   --








MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4A-
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006


Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

                    RELATIONSHIP TO PLAN,
 IDENTITY OF          EMPLOYER, OR OTHER    DESCRIPTION OF
PARTY INVOLVED        PARTY-IN-INTEREST      TRANSACTIONS                                     AMOUNT

MITY-LITE, INC.                             Participant contributions for employees were not
EMPLOYEE RETIREMENT                         funded within the time period prescribed by
PLAN                                        D.O.L. Regulation 2510.3-102

                                            The January 6, 2006 participant contributions
                                            were deposited on February 8, 2006               $ 6,194

                                            The January 10, 2006 participant contributions
                                            were deposited on February 8, 2006                 8,908

                                            The January 12, 2006 participant contributions
                                            were deposited on February 8, 2006                   248

                                            The January 20, 2006 participant contributions
                                            were deposited on February 8, 2006                 5,917

                                            The January 30, 2006 participant contributions
                                            were deposited on February 8, 2006                 1,127

                                            The February 3, 2006 participant contributions
                                            were deposited on March 2, 2006                    6,019


MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4A-
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006


Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

                    RELATIONSHIP TO PLAN,
 IDENTITY OF          EMPLOYER, OR OTHER    DESCRIPTION OF
PARTY INVOLVED        PARTY-IN-INTEREST      TRANSACTIONS                                     AMOUNT

                                            The February 9, 2006 participant contributions
                                            were deposited on March 2, 2006                      387

                                            The February 10, 2006 participant contributions
                                            were deposited on March 2, 2006                    9,953

                                            The February 17, 2006 participant contributions
                                            were deposited on March 2, 2006                    5,845

                                            The March 3, 2006 participant contributions
                                            were deposited on April 11, 2006                   5,783

                                            The March 10, 2006 participant contributions
                                            were deposited on April 11, 2006                  10,216

                                            The March 17, 2006 participant contributions
                                            were deposited on April 11, 2006                   5,832

                                            The March 18, 2006 participant contributions
                                            were deposited on April 11, 2006                      46



MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4A-
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006


Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

                    RELATIONSHIP TO PLAN,
 IDENTITY OF          EMPLOYER, OR OTHER    DESCRIPTION OF
PARTY INVOLVED        PARTY-IN-INTEREST      TRANSACTIONS                                     AMOUNT

                                            The March 31, 2006 participant contributions
                                            were deposited on April 11, 2006                  30,796

                                            The April 7, 2006 participant contributions
                                            were deposited on April 28, 2006                      24

                                            The April 10, 2006 participant contributions
                                            were deposited on April 28, 2006                  10,864

                                            The April 14, 2006 participant contributions
                                            were deposited on April 28, 2006                   6,416

                                            The April 19, 2006 participant contributions
                                            were deposited on May 3, 2006                        235

                                            The April 24, 2006 participant contributions
                                            were deposited on May 3, 2006                      1,180

                                            The May 4, 2006 participant contributions
                                            were deposited on May 17, 2006                       578



MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4A-
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006


Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

                    RELATIONSHIP TO PLAN,
 IDENTITY OF          EMPLOYER, OR OTHER    DESCRIPTION OF
PARTY INVOLVED        PARTY-IN-INTEREST      TRANSACTIONS                                     AMOUNT

                                            The July 7, 2006 participant contributions
                                            were deposited on July 17, 2006                    6,325

                                            The July 19, 2006 participant contributions
                                            were deposited on August 4, 2006                     236

                                            The July 21, 2006 participant contributions
                                            were deposited on August 4, 2006                   6,045

                                            The August 1, 2006 participant contributions
                                            were deposited on August 25, 2006                  1,319

                                            The August 3, 2006 participant contributions
                                            were deposited on August 25, 2006                    346

                                            The August 4, 2006 participant contributions
                                            were deposited on August 25, 2006                  5,974

                                            The August 10, 2006 participant contributions
                                            were deposited on August 25, 2006                  8,830



MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4A-
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006


Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

                    RELATIONSHIP TO PLAN,
 IDENTITY OF          EMPLOYER, OR OTHER    DESCRIPTION OF
PARTY INVOLVED        PARTY-IN-INTEREST      TRANSACTIONS                                     AMOUNT

                                            The August 15, 2006 participant contributions
                                            were deposited on August 25, 2006                    246

                                            The September 1, 2006 participant contributions
                                            were deposited on September 21, 2006               6,124

                                            The September 8, 2006 participant contributions
                                            were deposited on September 21, 2006               8,661

                                            The October 10, 2006 participant contributions
                                            were deposited on December 14, 2006                8,245

                                            The October 11, 2006 participant contributions
                                            were deposited on December 14, 2006                  270

                                            The October 13, 2006 participant contributions
                                            were deposited on December 14, 2006                7,490

                                            The October 27, 2006 participant contributions
                                            were deposited on December 14, 2006                6,604



MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4A-
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006


Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

                    RELATIONSHIP TO PLAN,
 IDENTITY OF          EMPLOYER, OR OTHER    DESCRIPTION OF
PARTY INVOLVED        PARTY-IN-INTEREST      TRANSACTIONS                                     AMOUNT
                                            The October 30, 2006 participant contributions
                                            were deposited on December 14, 2006                1,565

                                            The November 2, 2006 participant contributions
                                            were deposited on December 14, 2006                  101

                                            The November 9, 2006 participant contributions
                                            were deposited on December 14, 2006                  207

                                            The November 10, 2006 participant contributions
                                            were deposited on December 14, 2006               15,440

                                            The November 24, 2006 participant contributions
                                            were deposited on December 14, 2006                6,558

                                            The December 8, 2006 participant contributions
                                            were deposited on January 18, 2007                14,281

                                            The December 13, 2006 participant contributions
                                            were deposited on January 18, 2007                    50

                                            The December 22, 2006 participant contributions
                                            were deposited on January 18, 2007                 5,838


                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

               MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN



Date: July 13, 2007                       By: /s/ Paul R. Killpack
                                              --------------------------
                                              Paul R. Killpack
                                              Chief Financial Officer,
                                              MITY Enterprises, Inc.